NEWS RELEASE TRANSMITTED BY Marketwire

FOR: CANADIAN SUPERIOR ENERGY INC.

TSX SYMBOL: SNG
AMEX SYMBOL: SNG

Canadian Superior Energy Inc. Announces $21 Million Flow-Through Share Transaction

OCT 31, 2007 - 08:35 ET

CALGARY, ALBERTA--(Marketwire - Oct. 31, 2007) -

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Canadian Superior Energy Inc. ("Canadian Superior") (the "Company") (TSX:SNG)(AMEX:SNG) announced today that it has entered into a transaction with Acumen Capital Finance Partners Limited, Calgary, Alberta, Jennings Capital Inc., Calgary, Alberta and Maison Placements Canada Inc., Toronto, Ontario for the issuance of $21 million of flow-through shares (the "Shares") in Canada at a purchase price of $3.50 per share, for a total of 6,000,000 Canadian Superior common Shares. The private placement is expected to close on or about November 16, 2007 and is subject to receipt of all necessary regulatory approvals and other customary conditions. Canadian Superior plans to use the proceeds of the transaction to ramp up its drilling operations in Western Canada.

Speaking today, Craig McKenzie, Canadian Superior's Chief Executive Officer said, "We believe the Alberta basin is going through a transition and we plan to take advantage of this situation in 2008. Service costs and drilling activity in Western Canada are declining, and we have excellent exploration potential available to us. We have been approached to issue flow-through shares during the current tax driven period. Accordingly, completing this transaction enables us to ramp up our Western Canadian operations and free up our cash reserve for our first priority of growing our international operations."

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations Offshore Trinidad and Tobago, Offshore Nova Scotia, Canada and in Western Canada. See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release contains the reference to the term "undiscovered natural gas resources", which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered resources will be discovered and that, if discovered, it may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations' annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Canadian Superior Energy Inc.
Investor Relations
(403) 294-1411
(403) 216-2374 (FAX)
Website: www.cansup.com

or

Canadian Superior Energy Inc.
Suite 2700, 605 - 5th Avenue S.W.
Calgary, Alberta, Canada T2P 3H5